

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2023

David YL Leung
Chief Executive Officer
Euro Tech Holdings Company Limited
Unit D, 18/F
Gee Chang Hong Centre
65 Wong Chuk Hang Road
Hong Kong

> **Re: Euro Tech Holdings Company Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed May 16, 2022**
> **Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed September 23, 2022**
> **Response filed December 23, 2022**
> **File No. 000-22113**

Dear David YL Leung:

We have reviewed your December 23, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2022 letter.

Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021

General

1. We have reviewed your responses to comments 5 and 6. Please file an amendment to your Form 20-F, which incorporates the revisions you agreed to make in response to these comments.

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at (202) 551-4515 or Lilyana Peyser at (202) 551-3222 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Trade & Services